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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sunoco Logistics Partners L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

86764L 10 8

(CUSIP Number)

Bruce D. Davis, Jr.
Sunoco Logistics Partners L.P.
1801 Market Street
Philadelphia, Pennsylvania 19103
(215) 977 3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86764L 10 8			Page 2 of 15

1.	Name of Reporting Person: Sunoco Partners LLC		I.R.S. Identification Nos. of above persons (entities only): 23-3096838

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,301,005

		8.	Shared Voting Power:* 0

		9.	Sole Dispositive Power: 6,301,005

		10.	Shared Dispositive Power:* 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,301,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.37%

14.	Type of Reporting Person (See Instructions): HC; Limited Liability Company

*	Sunoco Partners LLC also holds 8,537,729 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 3 of 15

1.	Name of Reporting Person: Sun Pipe Line Company of Delaware		I.R.S. Identification Nos. of above persons (entities only): 23-3102653

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 4,221,673

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 4,221,673

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,221,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 27.05%

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sun Pipe Line Company of Delaware also may be deemed to be the beneficial owner of 5,720,278 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 4 of 15

1.	Name of Reporting Person: Sun Pipe Line Company		I.R.S. Identification Nos. of above persons (entities only): 23-3102653

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 4,221,673

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 4,221,673

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,221,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 27.05%

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sun Pipe Line Company also may be deemed to be the beneficial owner of 5,720,278 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 5 of 15

1.	Name of Reporting Person: Sunoco, Inc. (R&M)		I.R.S. Identification Nos. of above persons (entities only): 23-1743283

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 819,131

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 819,131

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 819,131

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 5.25%

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sunoco, Inc. (R&M) also may be deemed to be the beneficial owner of 1,109,905 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 6 of 15

1.	Name of Reporting Person: Atlantic Refining & Marketing Corp.		I.R.S. Identification Nos. of above persons (entities only): 23-2360183

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 1,260,201

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 1,260,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,260,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 8.07%

14.	Type of Reporting Person (See Instructions): HC; CO

*	Atlantic Refining & Marketing Corp. also may be deemed to be the beneficial owner of 1,707,546 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 7 of 15

1.	Name of Reporting Person: Atlantic Petroleum Corporation		I.R.S. Identification Nos. of above persons (entities only): 23-2360187

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 1,260,201

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 1,260,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,260,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 8.07%

14.	Type of Reporting Person (See Instructions): HC; CO

*	Atlantic Petroleum Corporation also may be deemed to be the beneficial owner of 1,707,546 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 8 of 15

1.	Name of Reporting Person: Sun Atlantic Refining and Marketing B.B.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 1,260,201

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 1,260,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,260,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 8.07%

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sun Atlantic Refining and Marketing B.V. also may be deemed to be the beneficial owner of 1,707,546 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 9 of 15

1.	Name of Reporting Person: Sun Atlantic Refining and Marketing Company		I.R.S. Identification Nos. of above persons (entities only): 23-2523828

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 1,260,201

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 1,260,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,260,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 8.07%

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sun Atlantic Refining and Marketing B.V. also may be deemed to be the beneficial owner of 1,707,546 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 10 of 15

1.	Name of Reporting Person: Sunoco, Inc.		I.R.S. Identification Nos. of above persons (entities only): 23-1743282

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 6,301,005

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 6,301,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,301,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.37%

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sunoco, Inc. also may be deemed to be the beneficial owner of 8,537,729 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

Item 1. Identity and Background
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
SIGNATURE

CUSIP No. 86764L 10 8	Page 11 of 15 Pages

THIS AMENDMENT NO.2 (THE “AMENDMENT”) TO SCHEDULE 13D IS BEING FILED TO AMEND ITEMS 1, 5, AND 6 OF THE SCHEDULE 13D THAT WAS PREVIOUSLY FILED ON FEBRUARY 20, 2002, AS AMENDED BY THAT CERTAIN AMENDMENT NO. 1 THERETO THAT WAS PREVIOUSLY FILED ON SCHEDULE 13D/A ON APRIL 27, 2004, BY SUNOCO PARTNERS LLC, SUN PIPE LINE COMPANY OF DELAWARE, SUN PIPE LINE COMPANY (F/K/A SUNOCO TEXAS PIPE LINE COMPANY), SUNOCO, INC. (R&M), ATLANTIC REFINING & MARKETING CORP., ATLANTIC PETROLEUM CORPORATION, SUN ATLANTIC REFINING AND MARKETING, B.V., SUN ATLANTIC REFINING & MARKETING COMPANY, AND SUNOCO, INC. (COLLECTIVELY, THE “REPORTING PERSONS”), WHO COMPRISE A GROUP UNDER RULE 13D-5(B) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). THIS STATEMENT RELATES TO THE COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS (THE “COMMON UNITS”) OF SUNOCO LOGISTICS PARTNERS L.P., A DELAWARE LIMITED PARTNERSHIP (THE “ISSUER”), WHICH HAS ITS PRINCIPAL EXECUTIVE OFFICES AT 1801 MARKET STREET, PHILADELPHIA, PENNSYLVANIA 19103.

Item 1. Identity and Background

The information previously furnished in response to Item 1 is amended to add the following:

“The total number of Common Units reported as beneficially owned in this Schedule 13D is 6,301,005, which constitutes approximately 40.37% of the total number of Common Units outstanding. This number and percentage includes subordinated units representing limited partner interests in the Issuer (the “Subordinated Units”), converted on a one-to-one basis into Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-71968), incorporated herein by reference (the “Registration Statement”). The beneficial ownership reported in this Schedule 13D assumes that at February 15, 2004 there were 15,606,314 Common Units outstanding and 8,537,729 Subordinated Units outstanding, after giving effect to the conversion described more fully in Item 6. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.”

Item 5. Interest in Securities of the Issuer

     The information previously provided in response to this Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

     ”(a) (1) Sunoco Partners LLC is the record and beneficial owner of 6,301,005 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 15,606,314 Common Units outstanding as at February 15, 2005, represents 40.37% of the outstanding Common Units. Sunoco Partners LLC also holds 8,537,729 Subordinated Units;

     (2) Atlantic Refining & Marketing Corp., as the owner of 20% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the beneficial owner of 1,260,201 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at February 15, 2005, represents 8.07% of the outstanding Common Units. Atlantic Refining & Marketing Corp. also may be deemed to be the beneficial owner of 1,707,546 Subordinated Units;

     (3) Atlantic Petroleum Corporation, as the sole shareholder of Atlantic Refining &

CUSIP No. 86764L 10 8	Page 12 of 15 Pages

Marketing Corp., may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the beneficial owner of 1,260,201 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at February 15, 2005, represents 8.07% of the outstanding Common Units. Atlantic Refining & Marketing Corp. also may be deemed to be the beneficial owner of 1,707,546 Subordinated Units;

     (4) Sun Atlantic Refining and Marketing B.V., as the sole shareholder of Atlantic Petroleum Corporation, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the beneficial owner of 1,260,201 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at February 15, 2005, represents 8.07% of the outstanding Common Units. Atlantic Refining & Marketing Corp. also may be deemed to be the beneficial owner of 1,707,546 Subordinated Units;

     (5) Sun Atlantic Refining & Marketing Company, as the sole shareholder of Sun Atlantic Refining and Marketing B.V., may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the beneficial owner of 1,260,201 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at February 15, 2005, represents 8.07% of the outstanding Common Units. Atlantic Refining & Marketing Corp. also may be deemed to be the beneficial owner of 1,707,546 Subordinated Units;

     (6) Sunoco, Inc. (R&M), as the owner of 13% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the beneficial owner of 819,131 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at February 15, 2005, represents 5.25% of the outstanding Common Units. Sunoco, Inc. (R&M) also may be deemed to be the beneficial owner of 1,109,905 Subordinated Units;

     (7) Sun Pipe Line Company, as the owner of 67% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the beneficial owner of 4,221,673 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at February 15, 2005, represents 18.36% of the outstanding Common Units. Sun Pipe Line Company also may be deemed to be the beneficial owner of 5,720,278 Subordinated Units described in (1) above;

     (8) Sun Pipe Line Company of Delaware, as the sole shareholder of Sun Pipe Line Company and the owner of 67% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the beneficial owner of 4,221,673 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at February 15, 2005, represents 27.05% of the outstanding Common Units. Sun Pipe Line Company of Delaware also may be deemed to be the beneficial owner of 5,720,278 Subordinated Units; and

     (9) Sunoco, Inc., as the sole shareholder of Sun Pipe Line Company of Delaware, Sunoco, Inc. (R&M) and Sun Atlantic Refining & Marketing Company, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the beneficial owner of 6,301,005 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 12,605,095 Common Units outstanding as at February 15, 2005, represents 40.37% of the outstanding Common Units. Sunoco, Inc. also may be

CUSIP No. 86764L 10 8	Page 13 of 15 Pages

deemed to be the beneficial owner of 8,537,729 Subordinated Units;

     (b) The information set forth in Items 7 through 11 of the cover pages hereto, is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.

     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

     (e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously furnished in response to Item 6 is amended to add the following:

     “Pursuant to the terms of the Issuer’s agreement of limited partnership, as amended and restated to the date hereof, one quarter of the Subordinated Units would convert to Common Units on a one-for-one basis after December 31, 2004 if the Issuer met the conversion tests set forth in the such partnership agreement. The Issuer met such first early conversion test, resulting in the conversion of 2,845,910 of its outstanding Subordinated Units into Common Units on February 15, 2005. If the Issuer meets similar early conversion tests in future periods, an additional 2,845,910 will convert to Common Units on a one-for-one basis after December 31, 2005 and the remainder will convert after December 31, 2006. If the general partner of the Issuer is removed in certain circumstances, all of the Subordinated Units will convert automatically into an equal number of Common Units. Under the terms of the Issuer’s agreement of limited partnership, as amended and restated to the date hereof, each Subordinated Unit generally counts as one-half of a unit and is entitled to one-half of a vote on each matter with respect to which the Common Units are entitled to vote. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.”

CUSIP No. 86764L 10 8	Page 14 of 15 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2005

SUNOCO PARTNERS LLC
By:	/s/ DEBORAH M. FRETZ
	Name:	Deborah M. Fretz
	Title:	President and Chief Executive Officer

SUN PIPE LINE COMPANY
By:	/s/ DEBORAH M. FRETZ
	Name:	Deborah M. Fretz
	Title:	President

SUN PIPE LINE COMPANY OF DELAWARE
By:	/s/ DAVID A. JUSTIN
	Name:	David A. Justin
	Title:	President

ATLANTIC REFINING & MARKETING CORP.
By:	/s/ S. BLAKE HEINEMANN
	Name:	S. Blake Heinemann
	Title:	Vice President

ATLANTIC PETROLEUM CORPORATION
By:	/s/ GEORGE S. SZILIER
	Name:	George S. Szilier
	Title:	President and Treasurer

CUSIP No. 86764L 10 8	Page 15 of 15 Pages

SUN ATLANTIC REFINING AND MARKETING B.V.
By:	/s/ PAUL A. MULHOLLAND
	Name:	Paul A. Mulholland
	Title:	Managing Director

SUN ATLANTIC REFINING & MARKETING COMPANY
By:	/s/ GEORGE S. SZILIER
	Name:	George S. Szilier
	Title:	President and Treasurer

SUNOCO, INC. (R&M)
By:	/s/ ELRIC C. GERNER
	Name:	Elric C. Gerner
	Title:	Vice President and Assistant Secretary

SUNOCO, INC.
By:	/s/ THOMAS W. HOFMANN
	Name:	Thomas W. Hofmann
	Title:	Senior Vice President and Chief Financial Officer